SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated April 6, 2011.

Document 1

For Immediate Release	April 6, 2011
Sonde Resources Corp. Announces Appointment of a New Director

CALGARY, ALBERTA--(Marketwire – April 6, 2011) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announces the appointment of Mr. W. Gordon Lancaster to the Company’s Board of Directors, effective April 5, 2011. Mr. Lancaster will stand for election at the Company’s Annual General Meeting of Shareholders. In addition, the Board appointed Mr. Lancaster as Chair of the Audit Committee.

Gord Lancaster is a Chartered Accountant and completed a 20-year career in public accounting with Deloitte & Touche with the last five years as a partner in that firm’s Vancouver office.  He spent the next 27 years as a Chief Financial Officer of large and medium sized publicly traded companies include 6 years as the CFO of the community based Vancouver Airport Authority and 6 years as the CF0 of Ivanhoe Energy Inc., a TSX and SEC reporting independent international heavy oil development company. Mr. Lancaster presently serves as a Director and Audit Committee chair of Ainsworth Lumber Co. Ltd., a public Canadian based forestry company, a Director and member of the Audit, Compensation and Corporate Governance Committees of SouthGobi Resources Limited, an international public mining company, and a Director and Audit Committee chair of Realm Energy International Corporation, an international energy company involved in the exploration for and development of European shale oil and gas. Mr. Lancaster is a Chartered Accountant certified in British Columbia and is a member of the Institute of Corporate Directors.

“We are very pleased that Gord has joined our Board of Directors,” said Kerry Brittain, Chairman of Sonde. “He is a respected member of the financial community with a wealth of knowledge and diversity of experience. We look forward to his valuable contributions to the Company.”

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, North Africa and offshore Trinidad and Tobago.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	April 6, 2011	By:	/s/ Tonya Pizzey
Name: Tonya Pizzey Title: Corporate Secretary